EXHIBIT 11.1

EXAR CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
(In thousands, except per share amounts)

                                                     THREE MONTHS ENDED
                                                           JUNE 30,
                                                       1995        1994

NET INCOME (LOSS)                                       $1,734    $(13,331)


SHARES USED IN COMPUTATION:

  Weighted average common shares outstanding             9,432       8,924

  Dilutive effect of stock options                         598         -


  Shares used in computation                            10,030       8,924

NET INCOME (LOSS) PER SHARE                             $ 0.17      $(1.49)